Exhibit 99.1

Qudian Inc. Provides Guidance for Full Year 2019 and Announces US$300 Million New Share Repurchase Program

XIAMEN, China, Dec.13, 2018— Qudian Inc. (“Qudian” or the “Company”) (NYSE: QD), a leading provider of online small consumer credit products in China, today announced that based on the Company’s current operational outlook while acknowledging recent market conditions and macroeconomic performance indicators, as well as its preliminary expectations of its regulatory environment, customer demand, market conditions and operations in the near future, the Company expects that its total non-GAAP net income for the full year of 2019 will be greater than RMB3.5 billion, after excluding non-recurring costs and charges.

Furthermore, the Company today reaffirmed its previous guidance and reiterated its expectation that its total non-GAAP net income for the full year of 2018 will be greater than RMB2.5 billion, after excluding non-recurring costs and charges. In light of this outlook, it has adopted a new share repurchase program to supplement its existing share repurchase program.

In the fourth quarter of 2017, the Company adopted a share repurchase program that authorized the Company to repurchase up to US$300 million worth of its ADSs (the “Existing Program”). As of today, the Company has already repurchased approximately US$267 million worth of ADSs under the Existing Program.

Under the new share repurchase program, the Company may repurchase up to US$300 million worth of its outstanding American depositary shares (“ADSs”) representing its Class A ordinary shares within the next twelve months (the “New Program”), in addition to any further repurchases that may be made under the Existing Program.

Mr. Min Luo, Founder, Chairman and Chief Executive Officer of Qudian said, “We continued to be well positioned in the developing online small consumption credit space. Recent operating data continues to show strong user demand and risk-adjusted returns on track with our target. Our large and growing user base and fully institutionalized funding base provide strong visibility as to what we can achieve into next year. Therefore, we believe it is our duty to fully inform our shareholders of our view of earnings visibility. Given the disconnect between our strong business fundamentals and stock price, we are stepping up our share repurchase plan. This reflects our confidence in our growth prospect and our continuous commitment to enhancing shareholder value.”

Under the New Program, Qudian may purchase its ADSs through various means, including open market transactions, privately negotiated transactions, tender offers or any combination thereof. In addition, Qudian will also effect repurchase transactions in compliance with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, and its insider trading policy. The number of ADSs repurchased and the timing of repurchases will depend on a number of factors, including, but not limited to, price, trading volume and general market conditions, along with Qudian’s working capital requirements, general business conditions and other factors. The New Program may be modified, suspended or terminated at any time by the Company’s Board of Directors. Repurchases under the New Program will be funded from Qudian’s existing cash and cash equivalents or future cash provided by operating activities. As of September 30, 2018, Qudian had cash and cash equivalents of approximately RMB2,754.4 million (US$401.1 million).

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.8680 to US$1.00, the noon buying rate in effect on September 28, 2018 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

About Qudian Inc.

Qudian Inc. (“Qudian”) is a leading provider of online small consumer credit in China. The Company uses big data-enabled technologies, such as artificial intelligence and machine learning, to transform the consumer finance experience in China. With the mission to use technology to make personalized credit accessible, Qudian targets hundreds of millions of young, mobile-active consumers in China who need access to small credit for their discretionary spending or budget auto financing solutions but are underserved by traditional financial institutions due to lack of traditional credit data. Qudian’s data technology capabilities combined with its operating efficiencies allow Qudian to understand prospective borrowers from different behavioral and transactional perspectives, assess their credit profiles with regard to both their willingness and ability to repay and offer them instantaneous and affordable credit products with customized terms, and distinguish Qudian’s business and offerings.

For more information, please visit ir.qudian.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the expectation of its collection efficiency and delinquency, contain forward-looking statements. Qudian may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Qudian’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Qudian’s goal and strategies; Qudian’s expansion plans; Qudian’s future business development, financial condition and results of operations; Qudian’s expectations regarding demand for, and market acceptance of, its credit products; Qudian’s expectations regarding keeping and strengthening its relationships with borrowers, institutional funding partners, merchandise suppliers and other parties it collaborate with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Qudian’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Qudian does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Investor Relations

Annie Huang

Director of Capital Markets

Tel: +86-592-591-1580

E-mail: ir@qudian.com

Media

Binbin Yang

VP, Public Relations

E-mail: pr@qudian.com

The Foote Group

Philip Lisio

Tel: +86-135-0116-6560

E-mail: qudian@thefootegroup.com